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PUBLIC

SECURI 13025634

SEC Mail Processing Section

FEB 28 2013

Washington DC 400

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SEC FILE NUMBER
8- 67574

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BroadOak Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7272 Wisconsin Ave, Suite 320
(No. and Street)

Bethesda	Maryland	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Snider, Managing Member, Chief Compliance Officer 301.358.2694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name – *if individual, state last, first, middle name*)

8045 Leesburg Pike, Suite 300	Vienna	VA	22182
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/15/13

DD 6/25/13

OATH OR AFFIRMATION

I, William Snider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BroadOak Partners, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member, CCO, BroadOak Partners, LLC

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAIMOUNA A. GBANE
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of
BroadOak Capital Partners, LLC)

Financial Statements
(With Supplementary Information)
and Independent Auditor's Report

December 31, 2012

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Index

	Page
Annual Audited Report Form X-17a-5 Part III	3
Independent Auditor's Report	5
Financial Statements	
Statement of Financial Condition	7
Statement of Operations	8
Statement of Changes in Member's Equity	9
Statement of Cash Flows	10
Notes to Financial Statements	11
Supplementary Schedules Required by Rule 17a-5 of the Securities Exchange Act of 1934	
I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2012.	13
II - Computation of Basic Net Capital Requirement and Computation of Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2012	14
III - Information Relating to the Possession or Control Requirements Under 15c3-3 of the Securities and Exchange Commission December 31, 2012	15
Independent Auditor's Report on Internal Control	16

Independent Auditor's Report

To the Member
BroadOak Partners, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC, a wholly-owned subsidiary of BroadOak Capital Partners, LLC, (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BroadOak Partners, LLC. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Vienna, Virginia
February 26, 2013

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	747,915
Fees receivable		55,000
Prepaid expenses		1,000
Total assets	$	803,915
Liabilities and Member's Equity		
Deferred revenue	$	51,666
Total liabilities		51,666
Member's equity		752,249
Total liabilities and member's equity	$	803,915

See notes to financial statements.

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Statement of Operations

Year Ended December 31, 2012

Revenues	
Success fees	$ 1,432,429
Retainer fees	293,334
Other revenue	23,136
Total revenues	1,748,899
Expenses	
Compensation and benefits	1,076,167
Management fee	178,590
Occupancy	112,943
License fees	3,056
Accounting fees	14,134
Miscellaneous	1,244
Total expenses	1,386,134
Net income	$ 362,765

See notes to financial statements.

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Statement of Changes in Member's Equity

Year Ended December 31, 2012

Balance at December 31, 2011	$	389,484
Net income		362,765
Balance at December 31, 2012	$	752,249

See notes to financial statements.

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities		
Reconciliation of net income to net cash provided by operating activities		
Net income	$	362,765
Increase in fees receivable		(55,000)
Increase in deferred revenue		51,666
Net cash provided by operating activities		359,431
Net increase in cash		359,431
Cash, beginning of year		388,484
Cash, end of year	$	747,915

See notes to financial statements.

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Notes to Financial Statements

December 31, 2012

1. Organization and Summary of Significant Accounting Policies

BroadOak Partners, LLC (the Company), a Delaware corporation, formed on January 31, 2007, is a wholly-owned subsidiary of BroadOak Capital Partners, LLC (BroadOak Capital). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Focused on the life sciences industry, the Company is engaged in the investment banking business and acts as a financial advisor on behalf of corporations, partnerships and other entities which sell assets and/or issue securities in private placements.

Material subsequent events have been considered for disclosure and recognition in these financial statements through February 26, 2013.

Risks and Uncertainties

Since inception, the Company has received a majority of its financial support from its sole member, BroadOak Capital. In addition, by agreement, BroadOak Capital provides operating and administrative support for which BroadOak Capital receives reimbursement and fees. Management plans to continue to develop its client base and service offerings and believes that there are a number of opportunities currently in process with its client base that may lead to the generation of fees from advisory and placement services that will be sufficient to continue to fund on-going operations. In addition, the Company plans to continue to invest in its marketing and business development efforts to ensure that its client base continues to grow as its revenue streams mature. Management believes these actions will enable the Company to operate profitability and provide cash flow to fund its continuing operations. However, there can be no assurance the Company will be able to adequately increase its services or continue to generate sufficient revenue from such services to fund operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fees Receivable

Fees receivable are derived from the services provided to customers. Management periodically evaluates the status of each fees receivable balance for collectability. Each receivable balance is assessed based on management's knowledge of the customer, the Company's relationship with the customer, and the age of the receivable balance. As a result of these reviews, allowances are recorded for customer receivables deemed to be uncollectable. Management has determined that no allowance for doubtful accounts is required at December 31, 2012.

Revenue Recognition

The Company's revenue consists of retainer fees and success fees. Revenue is recognized in the period in which the services are performed, provided evidence of a contractual arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured.

Deferred Revenue

Deferred revenue represents the difference between amounts collected from customers and revenues recognized in accordance with the above policies.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated BroadOak Capital tax return and does not file a separate Federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of BroadOak Capital on their respective income tax returns. The Company's Federal tax status as a pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by BroadOak Capital are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2009 remain open.

2. Related Party Transactions

Under an agreement with BroadOak Capital, the Company pays monthly management fees, occupancy and salary reimbursement costs to BroadOak Capital. The agreement is renewed annually and revised as needed. Under the agreement, the management fee includes certain operating and administrative costs incurred on behalf of the Company. In addition, the agreement stipulates that the Company will reimburse BroadOak Capital for any additional operating and administrative costs paid by BroadOak Capital on behalf of the Company. During the year ended December 31, 2012, these services totaled $1,368,000. At December 31, 2012, there are no amounts receivable or payable to BroadOak Capital.

3. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company was in compliance with the "Uniform Net Capital Rule."

4. Concentration of Credit Risk

The Company's assets that are exposed to credit risk consist primarily of cash and fees receivable. The Company maintains its cash in a bank deposit account, which, at times, may exceed Federally insured amounts. The Company believes it is not exposed to any significant credit risk on cash. Fees receivable consist primarily of amounts due from several customers located in the United States. The Company has not experienced any losses related to fees receivable and, therefore, believes that the credit risk relate to fees receivable is minimal.

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Supplementary Information

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Computation of Net Capital

Line		
1.	Total ownership equity from statement of financial condition	$ 752,249
5.	Total capital and allowable subordinated liabilities	752,249
6.	Deduction: Nonallowable assets	56,000
10.	Net capital	$ 696,249
11.	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 3,444
12.	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13.	Net capital requirement	$ 5,000
14.	Excess net capital	$ 691,249
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 691,082
	COMPUTATION OF AGGREGATE INDEBTEDNESS	
19.	Total aggregate indebtedness from statement of financial condition	$ 51,666
20.	Percentage of aggregate indebtedness to net capital	7%

There are no material discrepancies between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2012.

See Independent Auditor's Report

Supplementary Information - Continued

Schedule II - Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Supplementary Information - Continued

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2012

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2012 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report on Internal Control

To the Member
BroadOak Partners, LLC

In planning and performing our audit of the financial statements of BroadOak Partners, LLC, a wholly-owned subsidiary of BroadOak Capital Partners, LLC, (the Company) for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Vienna, Virginia
February 26, 2013